SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AUDIBLE, INC.

(Name of Subject Company (Issuer))

AZBC HOLDINGS, INC.,

a wholly owned subsidiary of

AMAZON.COM, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05069A302

(CUSIP Number of Class of Securities)

Amazon.com, Inc.

1200 12th Avenue South

Suite 1200

Seattle, WA 98144-2734

Attention: General Counsel

(206) 266-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

William D. Regner, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$308,014,999.50	$12,104.99

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $11.50 per share by the sum of (x) the 24,372,756 shares of common stock, par value $0.01 per share (the “Shares”), of Audible, Inc. issued and outstanding as of January 30, 2008, (y) the 2,026,824 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options to purchase Shares that are currently outstanding and exercisable and (z) the 384,333 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all warrants to purchase Shares that are currently outstanding and exercisable.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check	the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by AZBC Holdings, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amazon.com, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Audible, Inc., a Delaware corporation (the “Company”), at a price of $11.50 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Item 1. Summary Term Sheet
The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information
(a)	The name of the subject company is Audible, Inc. Its principal executive office is located at 1 Washington Park—16th Floor, Newark, New Jersey 07102-3116 and its telephone number is (973) 820-0400.

(b)	This Schedule TO relates to Purchaser’s offer to purchase all issued and outstanding Shares. As of January 30, 2008, there were 24,372,756 Shares issued and outstanding.

(c)	The information set forth in Section 6—”Price Range of the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons
(a)–(c)	This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9—”Certain Information Concerning Parent, Purchaser and their Affiliates” in the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction
(a)	The information set forth in the “Summary Term Sheet” and Sections 1, 2, 3, 4, 5, 7, 12 and 13—“Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Registration,” “Purpose of the Offer; Plans for the Company” and “Transaction Documents” in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements
(a)–(b)	The information set forth in Sections 8, 9, 11 and 12—“Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals
(a), (c)(1)–(7)	The information set forth in Sections 6, 7, 11, 12, 14 and 15—“Price Range of the Shares,” “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Registration,” “Background of the Offer; Contacts with the Company,” “Purpose of the Offer; Plans for the Company,” “Dividends and Distributions” and “Certain Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration
(a), (b), (d)	The information set forth in Section 10—“Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest In Securities of the Subject Company
(a), (b)	The information set forth in the Introduction and Sections 8, 9, 11 and 12—“Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used
(a)	The information set forth in Sections 11, 12 and 18—“Background of the Offer; Contacts with the Company,” “Purpose of the Offer; Plans for the Company” and “Certain Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements
Not applicable.

Item 11. Additional Information
(a)(1)	The information set forth in Schedule I and Sections 9, 11 and 12—“Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase are incorporated herein by reference.

(a)(2)-(4)	The information set forth in Sections 7 and 16—“Effect of the Offer on the Market for the Company’s Shares, Nasdaq Delisting; Exchange Act Registration” and “Certain Legal Matters; Required Regulatory Approvals” in the Offer to Purchase are incorporated herein by reference.

(a)(5)	None.

(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Material to be Filed as Exhibits
(a)(1)(A)	Offer to Purchase, dated February 11, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press release issued by Parent and the Company on January 31, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 31, 2008).

(a)(1)(H)	Form of summary advertisement, published February 11, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of January 30, 2008, by and among Parent, Purchaser and the Company.

(d)(2)	Tender and Support Agreement, dated as of January 30, 2008, by and among Parent, Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P.

(d)(3)	Tender and Support Agreement, dated as of January 30, 2008, between Parent and Donald R. Katz.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3.
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

AZBC HOLDINGS, INC.

By:	/s/ Michelle Wilson
Name: Michelle Wilson
Title: Senior Vice President and Secretary

AMAZON.COM, INC.

By:	/s/ Michelle Wilson
Name: Michelle Wilson
Title: Senior Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 11, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press release issued by Parent and the Company on January 31, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 11, 2008).

(a)(1)(H)	Form of summary advertisement, published February 11, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of January 30, 2008, by and among Parent, Purchaser and the Company.

(d)(2)

Tender and Support Agreement, dated as of January 30, 2008, by and among Parent, Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P.

(d)(3)	Tender and Support Agreement, dated as of January 30, 2008, between Parent and Donald R. Katz.

(g)	Not applicable.

(h)	Not applicable.